December 15, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Adam Phippen (Staff Accountant)

                   William Thompson (Branch Chief)

Re:	The Wet Seal, Inc.
Item 4.02 Form 8-K
Filed December 8, 2006
File No.0-18632

Ladies and Gentlemen:

Set forth below are the responses of The Wet Seal, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 11, 2006 with respect to the above referenced Form 8-K (the “Form 8-K”). Enclosed herewith is a copy of the Amendment to the Form 8-K (the “Amendment”) filed with the Commission on December 13, 2006.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.

Form 8-K filed December 8, 2006

1.	You disclose that there were “errors in the accounting for grants of stock options.” Please revise to disclose a more detailed description of the nature of the errors. Refer to Item 4.02(a)(2) of From 8-K.

We have included the fourth and fifth paragraphs in the Amendment in response to this comment.

2.	Please tell us and consider disclosing whether or not the circumstances which resulting in your conclusion that the previously issued financial statements should not be relied upon had an impact on previous conclusions with respect to the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of the end of the periods covered by those reports.

Securities and Exchange Commission

December 15, 2006

We have included the last paragraph in the Amendment in response to this comment.

***************

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Amendment and the Form 8-K;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Amendment and the Form 8-K; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (949) 699-3918 or Ackneil M. Muldrow, III at (212) 872-1064 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ John Luttrell
John Luttrell
Executive Vice President &
Chief Financial Officer

cc:	Securities and Exchange Commission

Adam Phippen

William Thompson

Akin Gump Strauss Hauer & Feld, LLP

Ackneil M. Muldrow, III

Exhibit A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8–K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): December 7, 2006

THE WET SEAL, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	0-18632	33-0415940
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

26972 Burbank Foothill Ranch, California	92610
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 699-3900

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

This Amendment No. 1 to the Form 8-K filed on December 8, 2006, provides further explanations as to the need to restate the financial statements identified below.

On December 12, 2006, The Wet Seal, Inc. (the Company”) filed Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended January 28, 2006 (the “Form 10-K/A”), originally filed on April 13, 2006, to restate its consolidated balance sheets as of January 28, 2006, and January 29, 2005, its consolidated statements of operations, statements of cash flows and statements of stockholders’ equity for the fiscal years ended January 28, 2006, January 29, 2005 and January 31, 2004, and the related disclosures. On December 12, 2006, the Company also filed Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the quarterly period ended April 29, 2006, originally filed on June 8, 2006, to restate its condensed consolidated balance sheet as of April 29, 2006, its condensed consolidated statements of operations and statements of cash flows for the fiscal quarters ended April 29, 2006, and April 30, 2005, its condensed consolidated statement of stockholders’ equity for the fiscal quarter ended April 29, 2006, and the related disclosures, and Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the quarterly period ended July 29, 2006, originally filed on September 7, 2006, to restate its condensed consolidated balance sheet as of July 29, 2006, its condensed consolidated statements of operations for the 13 and 26 weeks ended July 29, 2006, and July 30, 2005, its condensed consolidated statements of cash flows and statements of stockholder’s equity for the 26 weeks ended July 29, 2006, and July 30, 2005, and the related disclosures. Furthermore, on December 12, 2006, the Company also filed its Quarterly Report on Form 10-Q for the quarterly period ended October 28, 2006, which includes restatement of the condensed consolidated statements of operations for the 13 and 39 weeks ended October 29, 2005, the condensed consolidated statements of cash flows and statements of stockholders’ equity for the 39 weeks ended October 29, 2005, and the related disclosures.

The Audit Committee of the Company’s Board of Directors initiated a review of the Company’s historical stock option granting practices from 1990, the year in which the Company became a public registrant, through August 2006. The review was conducted with the assistance of outside consultants and reviewed by legal counsel. The review was concluded on December 7, 2006.

During the course of this review, the Company identified six instances in which the Company had established measurement dates for accounting purposes for “mass” stock option grants to a broad base of executives, non-executive employees and non-employee directors prior to the completion of all granting actions required for the individual recipients and number of shares granted to be considered fixed and unchangeable for accounting purposes (the “measurement date”). The Company determined that the accounting needs to be adjusted for four of these mass grants, exercisable into a total of 3,367,375 shares of Class A common stock, due to increases in the Company’s common stock price from the originally determined measurement date to the correct measurement dates. The pre-tax impact of these accounting adjustments on the consolidated statements of operations is approximately $4.2 million, which should have been recorded within general and administrative expenses over the period from fiscal 2001 through fiscal 2006.

Similarly, the Company also identified errors with respect to the measurement dates used for accounting purposes for stock option grants to 20 individual executives, non-executive employees and non-employee directors, exercisable into a total of 590,750 shares of Class A common stock, due to delayed completion of granting actions or existence of documentation supporting a different measurement date. Accordingly, the Company determined that the accounting also needs to be adjusted for these grants. The pre-tax impact of these accounting adjustments on the consolidated statements of operations is approximately $0.2 million, which should have been recorded within general and administrative expenses over the period from fiscal 1998 through fiscal 2006.

No current executive officers or current members of the Board of Directors of the Company realized income from any of the option grants requiring adjustment. The audit committee believes that the errors discovered during the review were not the result of a pattern of anyone attempting to receive an improper benefit or to improve the reported financial results of the Company.

During the second quarter of fiscal 2006, the Company also identified a fiscal 1999 purchase accounting misallocation between goodwill and deferred income tax assets, which resulted in an overstatement of goodwill amortization of approximately $0.4 million and an understatement of provisions for deferred income taxes of approximately $2.9 million, which should have been recorded in selling, general and administrative expense and provision for income taxes, respectively, over the period from fiscal 1999 through fiscal 2004. The Company previously concluded these errors were quantitatively and qualitatively immaterial; however, the Company has corrected such errors as part of the restatement of the financial statements identified above. Lastly, the Company also included in its restatement the correction of certain other previously unrecorded quantitatively and qualitatively immaterial errors that had the effect of increasing the Company’s loss from continuing operations by a total of $0.4 million over the period from fiscal 2002 through fiscal 2005.

The Audit Committee has discussed with Deloitte & Touche LLP (Deloitte), the Company’s independent registered public accountants, the matters disclosed in this Current Report on Form 8-K

In connection with the restatement of the Company’s financial statements resulting from its errors in historical stock option accounting practices and the filing of the Form 10-K/A, the Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, re-evaluated the effectiveness of the Company’s disclosure controls and procedures. In conducting their re-evaluation, the Company’s Chief Executive Officer and Chief Financial Officer considered the nature and timing of the Company’s successful remediation of material weaknesses in internal control over financial reporting during the fiscal year ended January 28, 2006, relative to the findings from its management’s current review of the Company’s historical stock option accounting practices and the resulting restatement. In doing so, the Chief Executive Officer and Chief Financial Officer concluded that the remediation efforts completed during the fiscal year ended January 28, 2006, in particular the Company’s finance and accounting staff additions to improve the Company’s technical accounting expertise and implementation of improved stock option granting procedures, not only addressed other material weaknesses in internal control over financial reporting that had existed as of January 29, 2005, the end of the prior fiscal year, but also effectively remediated the material weakness in internal control that gave rise to the historical stock option accounting errors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE WET SEAL, INC. (Registrant)

Date: December 13, 2006	By:	/s/ John J. Luttrell
	Name:	John J. Luttrell
	Title:	Chief Financial Officer and Executive Vice President